UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 333-201903

NANO-TEXTILE LTD.

(Translation of registrant's name into English)

3 Lohamei HaGetaot St. Nahariya, Israel 2244427 Tel: (011) (972) 50-652-1727

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Entry into a Material Definitive Agreement

On May 10, 2017, we entered into an Amended and Restated License Agreement (the "Restated License Agreement") with Bar-Ilan Research and Development Ltd., the licensing arm of Bar Ilan University ("BIRAD"), dated April 30, 2017 (the "Restated Date"), which expanded the license previously granted under the original license agreement to be a worldwide license, instead of a license limited to Europe, Asia, South America and Australia.

The Restated License Agreement relates to BIRAD's technology relating to sonochemical coating of textiles with metal oxide nano-particles developed by Professor Aharon Gedanken of Bar Ilan University and for which several patent applications have been filed, (i) PCT/IL2009/000645, titled "Sonochemical coating of textiles with Metal Oxide Nanoparticles for Antimicrobial Fabrics" (EU Nat. phase – appl. No. 09773041.0, filed on January 11, 2011, U.S. Nat. phase – appl. No. 12/997,276, filed on December 10, 2010, and Israel Nat. phase – app. No. 209908, filed on December 9, 2010), and (ii) PCT/IL2014/050406, titled "Doped Metal Oxide Nanoparticles of and uses thereof", filed on May 5, 2014, (the "Patent Rights").

Under the Restated License Agreement, we have acquired the exclusive right to develop, manufacture, use, offer for sale, and sell worldwide non-disposable bed linen, drapery, upholstery, home textile and/or clothing produced through exploitation of the Patent Rights.

Under the Restated License Agreement, in addition to the license issuance fee of Thirty-Five Thousand US Dollars ($35,000) that we have already paid to BIRAD, we are required to pay BIRAD the following fees and royalties:

• A license expansion fee of NIS 100,000 in consideration for the expansion of the license to be worldwide. The license expansion fee is payable in two installments, with NIS 85,000 due within 15 days of the Restated Date, and NIS 15,000 due no later than June 30, 2017.

• an annual license maintenance fee to be paid on June 30 of each year, with the fee being Twenty Thousand US Dollars ($20,000) on June 30, 2017, and increasing to Thirty-Five Thousand Dollars ($35,000) for each year thereafter. The annual license maintenance fee is creditable against any royalty amounts payable with respect to products sold in the same calendar year that the annual license maintenance fee was due.

• a royalty of 3% of our sales of products making use of the Patent Rights.

• 15% of all non-royalty sub-license income.

In addition, we are required to reimburse BIRAD for all documented, out-of-pocket patent filing, prosecution, and maintenance expenses incurred by BIRAD in connection with the Patent Rights.

The Restated License Agreement amends the development milestones dates with which we must comply. The development milestones and dates are as follows:

•        Development of a roll-to-toll machine of industrial scale within 18 months of the Restated Date.

•        Pilot production and troubleshooting within 26 months of the Restated Date.

•        First serial production and distribution to a selected number of medical institutions for performance testing and assessment within 32 months of the Restated Date.

•        Regulatory approval of the product within 36 months of the Restated Date

•        Serial production on an industrial scale within 40 months of the Restated Date.

In the event we fail to meet any of the development milestones without providing BIRAD with a reasonable plan for promptly achieving a reasonable extended and/or amended milestone, then BIRAD may terminate the Restated License Agreement.

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The Restated License Agreement will remain in effect until the later of: (a) the expiration of the last to expire Patent Rights; or (b) fifteen (15) years have passed from the date of the first commercial sale, unless the Restated License Agreement is earlier terminated by one of the parties, according to the terms of the License Agreement. The termination rights include, but are not limited, our right to terminate upon 60-days’ prior written notice, BIRAD's right to terminate if we become insolvent or bankruptcy proceedings are initiated against us, and BIRAD's right to terminate upon our default in the performance of any material obligation and our failure to cure such default within 30 days of written notice of such default.

The foregoing is a summary description of certain terms of the Restated License Agreement. For a full description of all terms, please refer to the copy of the Restated License Agreement that is filed herewith as Exhibit 1.1 to this Form 6-K and is incorporated herein by reference.

Exhibits.

The following Exhibits are filed as part of this Report.

Exhibit Number	Description

1.1	Amended and Restated License Agreement, dated as of April 30, 2017, between Nano-Textile Ltd. and Bar-Ilan Research and Development Ltd.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-TEXTILE LTD.
By:	/s/ Raz Gal
Name: Raz Gal
Title: Chief Executive Officer

Date: May 22, 2017

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